Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Pei Du

Youdao, Inc.

Tel: +86-10-8255-8907

E-mail: ir.youdao@service.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

Hangzhou, China – February 26, 2020 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

●	Total net revenues were RMB410.4 million (US$59.0 million), a 78.4% increase from the same period in 2018.

o	Net revenues from learning services and products were RMB311.9 million (US$44.8 million), a 128.6% increase from the same period in 2018.

o	Net revenues from online marketing services were RMB98.5 million (US$14.2 million), a 5.2% increase from the same period in 2018.

●	Gross billings of online courses[1] increased 211.1% year-over-year to RMB346.7 million (US$49.8 million) and gross billings of Youdao Premium Courses[2] increased 201.4% year-over-year to RMB281.0 million (US$40.4 million).

●	Gross margin was 29.8%, compared with 29.7% for the same period in 2018.

●	Deferred revenue from online courses was RMB407.9 million (US$58.6 million), compared with RMB129.1 million as of December 31, 2018.

 _______________________

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s flagship online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

Fourth Quarter 2019 Key Operating and Financial Data

	For the three months ended December 31
(in millions, RMB)	2018	2019	% of Change
Gross billings of online courses	111.4	346.7	211.1%
Gross billings of Youdao Premium Courses	93.2	281.0	201.4%
Paid student enrollments of Youdao Premium Courses (in thousands)	153.7	258.3	68.1%
K-12 paid student enrollments	34.5	161.1	366.3%
Adult paid student enrollments	119.2	97.2	(18.4)%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	607	1,088	79.2%

Fiscal Year 2019 Financial Highlights

●	Total net revenues were RMB1.3 billion (US$187.4 million), a 78.4% increase from 2018.

o	Net revenues from learning services and products were RMB851.9 million (US$122.4 million), a 98.7% increase from 2018.

o	Net revenues from online marketing services were RMB453.0 million (US$65.1 million), a 49.6% increase from 2018.

●	Gross billings of online courses increased 124.7% year-over-year to RMB939.5 million (US$134.9 million) and gross billings of Youdao Premium Courses increased 108.4% year-over-year to RMB749.4 million (US$107.6 million).

●	Gross margin was 28.4%, compared with 29.6% for 2018.

Fiscal Year 2019 Key Operating and Financial Data

	For the year ended December 31
(in millions, RMB)	2018	2019	% of Change
Gross billings of online courses	418.1	939.5	124.7%
Gross billings of Youdao Premium Courses	359.6	749.4	108.4%
Paid student enrollments of Youdao Premium Courses (in thousands)	643.6	833.4	29.5%
K-12 paid student enrollments	125.8	358.8	185.2%
Adult paid student enrollments	517.8	474.6	(8.3)%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	559	899	60.8%

“In 2019, we significantly strengthened our suite of online education offerings. We fortified our course products and content, trained a core tutor and growth team, and improved our standard operating procedures and process management tools. The result was higher sales conversion and retention rates with our annual gross billings of online courses growing by 125% year-over-year,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao. “The fourth quarter exemplified this progress. Revenues from our learning services and products more than doubled, accounting for 76% of our fourth quarter total revenue and we improved our gross margin. Driven by our enhanced course products and content, in the fourth quarter our total gross billings of online courses improved by 211% reaching RMB347 million. Growth in our junior high school Chinese and physics, high school physics, practical English and kids coding courses were particularly robust. In addition, we released Youdao Dictionary Pen 2 in August 2019, which drove the nearly 400% year-over-year revenue growth of our learning products during the fourth quarter of 2019. Along with e-commerce channels, we also started distributing the product through offline channels, and are currently in 3 provinces. We expect to expand to more areas in 2020.

Our concentrated operations across the online education spectrum have provided us with important experience that we can replicate across our highly scalable model, and we are beginning to benefit from economies of scale. This serves as the foundation for our efforts to secure sustainable, long-term growth. In 2020, as we promote further student engagement and interaction, and build more high-quality products and learning content. The recent outbreak of Coronavirus concerns us all, and our top priority is the safety and health of our employees and users. We are actively working to assist the affected communities, by, for example, offering free online courses. While we are still in the process of evaluating the impact of the outbreak, we believe we are well positioned to maintain robust growth and to continue to deliver value to all of our users and stakeholders,” Dr. Zhou concluded.

Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2019 were RMB410.4 million (US$59.0 million), a 78.4% increase from RMB230.1 million for the same period of 2018.

Net revenues from learning services and products were RMB311.9 million (US$44.8 million) for the fourth quarter of 2019, a 128.6% increase from RMB136.4 million for the same period of 2018. The growth from learning services was primarily attributable to the increased revenues generated from online courses, which were driven by strong growth in K-12 paid student enrollments. The number of K-12 paid student enrollments increased 366.3% year-over-year to 161,100 students in the fourth quarter of 2019. The gross billings per paid student enrollments of Youdao Premium Courses increased 79.2% year-over-year to RMB1,088 in the fourth quarter of 2019. In addition, revenues from Youdao’s intelligent learning products increased nearly 400% year-over-year in the fourth quarter of 2019, primarily due to a significant increase in sales volume of Youdao Dictionary Pen 2.

Net revenues from online marketing services were RMB98.5 million (US$14.2 million) for the fourth quarter of 2019, a 5.2% increase from RMB93.7 million for the same period in 2018.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2019 was RMB122.4 million (US$17.6 million), a 79.3% increase from RMB68.3 million for the same period of 2018. Gross margin for the fourth quarter of 2019 was 29.8%, relatively flat compared with 29.7% for the same period of 2018.

Gross margin for learning services and products increased to 29.3% for the fourth quarter of 2019 from 21.6% for the same period of 2018, primarily attributable to Youdao achieving economies of scale, business expansion and faculty compensation structure optimization.

Gross margin for online marketing services was 31.6% for the fourth quarter of 2019, compared with 41.4% for the same period of 2018. The decrease was mainly attributable to more revenue generated from the increased distribution of advertisements through third parties’ internet properties and international markets, which carry lower gross margins.

Operating Expenses

Total operating expenses for the fourth quarter of 2019 were RMB326.5 million (US$46.9 million), compared with RMB118.6 million for the same period of last year.

Sales and marketing expenses for the fourth quarter of 2019 were RMB205.8 million (US$29.6 million), compared with RMB54.1 million for the same period of 2018. This increase was mainly driven by intensified sales and marketing efforts, as well as increased marketing staff compensation.

Research and development expenses for the fourth quarter of 2019 were RMB89.3 million (US$12.8 million), an increase of 76.4% compared with RMB50.6 million for the same period of 2018. The increase was primarily due to increased payroll-related expenses associated with an increased number of course development and technology professionals and share-based compensation expenses charged in the fourth quarter of 2019 upon the completion of Youdao’s initial public offering in October 2019.

General and administrative expenses for the fourth quarter of 2019 increased to RMB31.4 million (US$4.5 million) from RMB13.9 million for the same period of 2018. The increase was mainly attributable to the increased payroll-related expenses including share-based compensation expenses charged in the fourth quarter of 2019 upon the completion of Youdao’s initial public offering in October 2019.

Loss from Operations

Loss from operations for the fourth quarter of 2019 was RMB204.0 million (US$29.3 million), compared with RMB50.3 million for the same period in 2018. The margin of loss from operations was 49.7%, down from 21.9% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the fourth quarter of 2019 was RMB205.7 million (US$29.5 million), compared with RMB70.0 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the fourth quarter of 2019 was RMB186.1 million (US$26.7 million), compared with RMB68.5 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2019 was RMB1.95 (US$0.28), compared with RMB0.76 for the same period of 2018. Non-GAAP basic and diluted net loss per ADS was RMB1.76 (US$0.25), compared with RMB0.74 for the same period of 2018.

For the fourth quarter of 2019, net cash used in operating activities was RMB29.4 million (US$4.2 million), capital expenditures totaled RMB4.5 million, and depreciation and amortization expenses amounted to RMB3.3 million.

Fiscal Year 2019 Financial Results

Net Revenues

Net revenues for 2019 were RMB1.3 billion (US$187.4 million), a 78.4% increase from RMB731.6 million for 2018.

Net revenues from learning services and products were RMB851.9 million (US$122.4 million) for 2019, a 98.7% increase from RMB428.7 million for 2018. The increase was primarily attributable to the strong growth in K-12 paid student enrollments. The number of K-12 paid student enrollments increased 185.2% year-over-year to 358,800 in 2019. The gross billings per paid student enrollments of Youdao Premium Courses increased 60.8% year-over-year to RMB899 in 2019. The increase was also attributable to growth from the Company’s learning products, which primarily resulted from a significant increase in sales volume of Youdao Dictionary Pen 2 due to its popularity.

Net revenues from online marketing services were RMB453.0 million (US$65.1 million) for 2019, a 49.6% increase from RMB302.9 million for 2018. The year-over-year increase of net revenues from online marketing services was attributable to the increased distribution of advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for 2019 was RMB370.6 million (US$53.2 million), compared with RMB216.5 million for 2018. Gross margin for 2019 was 28.4%, compared with 29.6% for 2018.

Gross margin for learning services and products increased from 21.8% for 2018 to 27.1% for 2019, primarily attributable to economies of scale, business expansion and faculty compensation structure optimization.

Gross margin for online marketing services was 30.8% for 2019, compared with 40.6% for 2018. The decrease was mainly attributable to more revenue generated from increased distribution of advertisements through third parties’ internet properties and international markets, which carry lower gross margins.

Operating Expenses

Total operating expenses for 2019 were RMB971.5 million (US$139.6 million), compared with RMB435.6 million for 2018.

Sales and marketing expenses for 2019 were RMB622.9 million (US$89.5 million), compared with RMB213.4 million for 2018. The increase was primarily due to increased expenses associated with student acquisition, branding enhancement and sales and marketing staff compensation.

Research and development expenses for 2019 were RMB275.4 million (US$39.6 million), an increase of 49.6% compared with RMB184.0 million for 2018. The increase was primarily due to increased payroll-related expenses associated with an increased number of course-development and technology professionals and the increased share-based compensation expenses in 2019.

General and administrative expenses for 2019 increased to RMB73.3 million (US$10.5 million) from RMB38.2 million for 2018. The increase was mainly attributable to increased payroll-related expenses including share-based compensation expenses charged in 2019.

Loss from Operations

Loss from operations for 2019 was RMB600.9 million (US$86.3 million), compared with RMB219.1 million for 2018. The margin of loss from operations was 46.1%, down from 30.0% for 2018.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for 2019 was RMB637.4 million (US$91.6 million), compared with RMB239.2 million for 2018. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for 2019 was RMB612.3 million (US$88.0 million), compared with RMB233.0 million for 2018.

Basic and diluted net loss per ADS attributable to ordinary shareholders for 2019 was RMB6.68 (US$0.96), compared with RMB2.80 for 2018. Non-GAAP basic and diluted net loss per ADS was RMB6.42 (US$0.92), compared with RMB2.73 for 2018.

Balance Sheet

As of December 31, 2019, Youdao’s cash, cash equivalents, time deposits and short-term investments totaled RMB1.6 billion (US$232.7 million), compared with RMB435.4 million as of December 31, 2018. The increase mainly resulted from the net proceeds received from Youdao’s initial public offering and the concurrent private placements to certain investment funds managed by Orbis Investment Management Limited, in October 2019, partially offset by continued investment in daily operations, including student acquisition and brand enhancement. For 2019, net cash used in operating activities was RMB372.3 million (US$53.5 million), capital expenditures totaled RMB18.2 million, and depreciation and amortization expenses amounted to RMB10.6 million.

As of December 31, 2019, the Company’s contract liabilities, which mainly consist of deferred revenues, were RMB456.8 million (US$65.6 million), an increase of 157.3% from RMB177.5 million as of December 31, 2018.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 26, 2020 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 27, 2020). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10138663

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until March 4, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10138663

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	41,738	173,328	24,897
Time deposits	343,410	1,325,737	190,430
Short-term investments	50,215	121,126	17,399
Accounts receivable, net	80,562	200,675	28,825
Inventories, net	23,832	73,225	10,518
Amounts due from NetEase Group	11,240	14,930	2,145
Prepayment and other current assets	44,071	120,891	17,365
Total current assets	595,068	2,029,912	291,579

Non-current assets:
Property and equipment, net	18,375	24,551	3,527
Operating lease right-of-use assets, net	-	23,873	3,429
Other assets, net	6,174	8,128	1,167
Total non-current assets	24,549	56,552	8,123

Total assets	619,617	2,086,464	299,702

Liabilities, Mezzanine Equity and Shareholders' (Deficit)/Equity
Current liabilities:
Accounts payables	34,558	62,675	9,003
Payroll payable	69,988	94,488	13,572
Amounts due to NetEase Group	37,213	48,126	6,913
Contract liabilities	177,536	456,805	65,616
Taxes payable	17,389	25,977	3,731
Accrued liabilities and other payables	85,714	192,643	27,672
Short-term loans from NetEase Group	878,000	878,000	126,117
Total current liabilities	1,300,398	1,758,714	252,624

Non-current liabilities:
Long-term lease liabilities	-	21,206	3,046
Other non-current liabilities	-	5,517	792
Total non-current liabilities	-	26,723	3,838

Total liabilities	1,300,398	1,785,437	256,462

Mezzanine equity (2)	460,652	-	-

Shareholders' (deficit)/equity:
Youdao's shareholders' (deficit)/equity	(1,142,321)	300,091	43,106
Non-controlling interests	888	936	134
Total shareholders' (deficit)/equity	(1,141,433)	301,027	43,240

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	619,617	2,086,464	299,702

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.9618 on the last trading day of December (Dec 31, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

All of the preferred shares were automatically converted to Class A ordinary shares upon the completion of the Group’s initial public offering in October 2019.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	122,915	183,256	244,846	35,170	398,186	699,826
Online marketing services	93,652	120,753	98,519	14,151	302,882	453,013
Learning products	13,524	41,899	67,067	9,634	30,530	152,044
Total net revenues	230,091	345,908	410,432	58,955	731,598	1,304,883

Cost of revenues (2):	(161,810)	(256,674)	(288,002)	(41,369)	(515,133)	(934,261)
Gross profit	68,281	89,234	122,430	17,586	216,465	370,622

Operating expenses:
Sales and marketing expenses (2)	(54,102)	(230,975)	(205,773)	(29,557)	(213,405)	(622,884)
Research and development expenses (2)	(50,596)	(74,929)	(89,254)	(12,821)	(184,020)	(275,367)
General and administrative expenses (2)	(13,920)	(18,072)	(31,433)	(4,515)	(38,177)	(73,289)
Total operating expenses	(118,618)	(323,976)	(326,460)	(46,893)	(435,602)	(971,540)
Loss from operations	(50,337)	(234,742)	(204,030)	(29,307)	(219,137)	(600,918)

Interest income/(expense), net	(5,367)	(4,071)	(1,736)	(249)	(23,507)	(18,169)
Others, net	(239)	8,939	2,872	412	44,643	20,064
Loss before tax	(55,943)	(229,874)	(202,894)	(29,144)	(198,001)	(599,023)

Income tax (expense)/benefit	(3,193)	(802)	9	1	(11,294)	(2,432)
Net loss	(59,136)	(230,676)	(202,885)	(29,143)	(209,295)	(601,455)
Net (income)/ loss attributable to non-controlling interests shareholders	(807)	(454)	887	127	385	(48)
Net loss attributable to the Company	(59,943)	(231,130)	(201,998)	(29,016)	(208,910)	(601,503)
Accretions of convertible redeemable preferred shares to redemption value	(10,103)	(11,053)	(3,684)	(529)	(30,311)	(35,893)
Net loss attributable to ordinary shareholders of the Company	(70,046)	(242,183)	(205,682)	(29,545)	(239,221)	(637,396)

Basic net loss per ADS	(0.76)	(2.63)	(1.95)	(0.28)	(2.80)	(6.68)
Diluted net loss per ADS	(0.76)	(2.63)	(1.95)	(0.28)	(2.80)	(6.68)

Shares used in computing basic net loss per ADS	92,000,000	92,000,000	105,671,559	105,671,559	85,346,790	95,445,982
Shares used in computing diluted net loss per ADS	92,000,000	92,000,000	105,671,559	105,671,559	85,346,790	95,445,982

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.9618 on the last trading day of December (Dec 31, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	930	540	2,960	425	3,055	4,407
Sales and marketing	(38)	(92)	1,419	204	350	2,107
Research and development	679	1,020	8,371	1,203	2,735	9,432
General and administrative	12	1,903	6,826	980	36	9,128

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services and products	136,439	225,155	311,913	44,804	428,716	851,870
Online marketing services	93,652	120,753	98,519	14,151	302,882	453,013
Total net revenues	230,091	345,908	410,432	58,955	731,598	1,304,883

Cost of revenues
Learning services and products	106,971	163,225	220,634	31,692	335,127	620,669
Online marketing services	54,839	93,449	67,368	9,677	180,006	313,592
Total cost of revenues	161,810	256,674	288,002	41,369	515,133	934,261

Gross margin
Learning services and products	21.6%	27.5%	29.3%	29.3%	21.8%	27.1%
Online marketing services	41.4%	22.6%	31.6%	31.6%	40.6%	30.8%
Total gross margin	29.7%	25.8%	29.8%	29.8%	29.6%	28.4%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues of online courses	99,734	163,389	215,946	31,019	329,424	607,568
Add: value-added tax	6,308	16,468	19,627	2,819	23,666	53,178
Add: ending deferred revenue	129,144	296,693	407,861	58,586	129,144	407,861
Less: beginning deferred revenue	(123,743)	(185,622)	(296,693)	(42,617)	(64,136)	(129,144)
Non-GAAP gross billings of online courses	111,443	290,928	346,741	49,807	418,098	939,463

Net revenues of Youdao Premium Courses	85,666	116,529	164,125	23,575	284,160	471,943
Add: value-added tax	5,278	12,148	15,906	2,285	20,352	42,416
Add: ending deferred revenue	109,105	243,128	344,111	49,428	109,105	344,111
Less: beginning deferred revenue	(106,810)	(157,184)	(243,128)	(34,923)	(54,067)	(109,105)
Non-GAAP gross billings of Youdao Premium Courses	93,239	214,621	281,014	40,365	359,550	749,365

Net loss attributable to ordinary shareholders of the Company	(70,046)	(242,183)	(205,682)	(29,545)	(239,221)	(637,396)
Add: share-based compensation	1,583	3,371	19,576	2,812	6,176	25,074
Non-GAAP net loss attributable to ordinary shareholders of the Company	(68,463)	(238,812)	(186,106)	(26,733)	(233,045)	(612,322)

Non-GAAP basic net loss per ADS	(0.74)	(2.60)	(1.76)	(0.25)	(2.73)	(6.42)
Non-GAAP diluted net loss per ADS	(0.74)	(2.60)	(1.76)	(0.25)	(2.73)	(6.42)